EXHIBIT 3

Management’s Discussion and Analysis of Results of Operations and Financial Condition
(in US dollars)
May 24, 2006

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto for the year ended March 31, 2006.

Consolidated review
        FirstService Corporation (the “Company” or “FirstService”) generated strong operating results in fiscal 2006, with revenue and adjusted diluted earnings per share from continuing operations1 growth in excess of 50%.

        On March 17, 2006, we completed the divestiture of Resolve Corporation (“Resolve”), our Business Services operation, through the initial public offering of trust units by Resolve Business Outsourcing Income Fund (the “RBO Fund”). Proceeds from the sale were $117.0 million of cash and a 7.3% retained interest in RBO Fund valued at $20.4 million. Resolve has been classified as a discontinued operation for all periods presented. Resolve’s revenues for the 11.5 month period it was owned during fiscal 2006 were $160.2 million.

        On May 24, 2006, the Company updated its financial outlook for fiscal 2007 as a result of a newly completed commercial real estate services acquisition. The updated outlook is for revenues of $1.145 to $1.22 billion, EBITDA2 of $100 to $109 million, and adjusted diluted earnings per share of $1.15 to $1.25.

1 Adjusted diluted net earnings per share from continuing operations is defined as diluted net earnings per share from continuing operations plus the effect, after income taxes, of the amortization of short-lived intangible assets acquired in connection with recent commercial real estate services acquisitions. The Company believes this measure is useful because it isolates the impact of material non-recurring acquisition-related amortization expense. This is not a recognized measure of financial performance under generally accepted accounting principles (“GAAP”) in the United States, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. The Company’s method of calculating this measure may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation appears below.

(in US$)		Year ended March 31
	2006	2005	2004
Adjusted diluted net earnings per share from continuing operations	$1.01	$0.67	$0.50
Amortization of brokerage backlog, net of income taxes	(0.14)	(0.18)	-
Diluted net earnings per share from continuing operations	$0.87	$0.49	$0.50

2 EBITDA is defined as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, other income, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation appears below.

(in thousands of US$)	Year ended March 31
	2006	2005	2004
EBITDA	$88,804	$56,413	$36,219
Depreciation and amortization	(23,578)	(21,107)	(8,586)
Operating earnings	$65,226	$35,306	$27,633

Results of operations - year ended March 31, 2006
FirstService reported revenues from continuing operations of $1.068 billion for the year, an increase of 64% relative to the prior year. The increase was comprised of internal growth of 18%, acquisitions of 44% and the impact of foreign exchange of 2%.

Operating earnings increased 85% relative to the prior year, to $65.2 million. EBITDA increased 57% to $88.8 million. The gap between operating earnings growth relative to revenue and EBITDA growth is primarily the result of rapid amortization of brokerage backlog intangibles related to recent acquisitions in commercial real estate services, which have a significant impact on the first year after acquisition.

Depreciation and amortization expense was $23.6 million relative to $21.1 million in the prior year. With regard to the recent commercial real estate services acquisitions, we recorded a short-lived intangible asset relating to the backlog of pending brokerage transactions that existed at the acquisition dates. The intangible is being amortized to coincide with the expected completion dates of the underlying brokerage transactions. The balance of the increase in depreciation and amortization is the result of amortization of other intangible assets recognized upon acquisitions during the past two years, as well as increases in fixed assets resulting from capital expenditures and acquisitions.

Interest expense increased to $13.1 million from $7.2 million in the prior year. Our weighted average interest rate increased to approximately 6.6% versus 6.2% in the prior year as we modified our predominately floating rate structure to fixed interest rates during the year. The issuance of $100 million of 5.44% Senior Notes at the beginning of the fiscal year had a downward impact on the weighted average interest rate, but increased the average debt outstanding. The $1.2 million of interest income earned during the year was attributable to surplus cash on hand, including the $117.0 million received in March 2006 upon the closing of the Resolve disposal.

Other income for fiscal 2006 includes a $2.2 million pre-tax gain on the sale of two non-strategic subsidiaries. These operations generated revenues of approximately $4.5 million during the twelve months prior to sale. Also in other income was $1.3 million of earnings from investments accounted for under the equity method, primarily in commercial real estate services.

Our consolidated income tax rate for fiscal 2006 was 30%. The prior year’s tax rate was 25%, and reflected the benefit of a $1.1 million reduction in tax liability related to resolution of tax matters from prior years. We continue to benefit from the cross-border tax structures first implemented in fiscal 2000.

Net earnings from continuing operations was $28.0 million, an increase of 82% relative to fiscal 2005. Adjusting for the after-tax impact of the short-term brokerage backlog amortization related to the recent commercial real estate services acquisitions, net earnings from continuing operations would have been $32.3 million, for an increase of 54%. All of the Company’s continuing operations contributed to the increase in net earnings.

Discontinued operations reported after-tax net earnings of $5.6 million, representing the earnings of Resolve for the 11.5 month period it was owned by us during fiscal 2006. The earnings for fiscal 2005 were $6.6 million and included a gain on the settlement of a long term contract by Resolve during the fourth quarter of that fiscal year. We received proceeds of $137.4 million on the sale of Resolve, comprised of $117.0 million of cash and a 7.3% retained interest in the RBO Fund valued at $20.4 million, resulting in a $35.8 million net gain on disposal, after taxes of $8.3 million. As at March 31, 2006, we had an unrealized loss, net of income taxes, of $1.5 million with regard to our investment in RBO Fund which was recorded in cumulative other comprehensive earnings.

The Property Improvement Services operations reported revenues of $134.1 million, an increase of 20% versus the prior year. Of the increase, 14% was attributable to internal growth, 5% to acquisitions and 1% to foreign exchange. EBITDA for the year was $25.8 million, 30% higher than the prior year, and the EBITDA margin increased 140 basis points to 19.2%. Solid results were generated at all of our major franchise systems, including California Closets, Paul Davis Restoration, Pillar to Post Home Inspections, CertaPro Painters, and College Pro Painters.

The Commercial Real Estate Services segment reported revenues of $438.4 million during fiscal 2006, relative to $120.5 million in the prior year. Internal growth was 24%, foreign exchange contributed 2% and the balance of growth was the result of acquisitions completed during the past two years. EBITDA was $36.5 million, at a margin of 8.3%, versus the prior year’s EBITDA of $11.1 million at a margin of 9.2%. The higher margin in the prior year period reflected four months of operations which included the seasonal peak month of December, while the fiscal 2006 results reflect a full year of operations.

In Residential Property Management, revenues increased 26% to $346.1 million. After considering the 3% impact of acquisitions, internal growth was 23% and was attributable to significant property management contract wins, particularly in South Florida, and an increase in ancillary service revenues.

Residential Property Management reported EBITDA of $31.4 million or 9.1% of revenues, up from $24.1 million or 8.8% of revenues in the prior year. The increase in margin is the result of an increase in higher margin ancillary services and operating leverage. The margins of both years were favorably impacted by productivity gains resulting from grounds maintenance and cleanup work in the aftermath of hurricanes in August through October of each year.

Integrated Security Services revenues were $149.1 million, an increase of 4% relative to the prior year, which was attributable to foreign exchange on Canadian operations. Segment EBITDA was $7.7 million, or 5.1% of revenues, a 190 basis point decline relative to the prior year. The change in margin was the result of lower gross margins on systems installations in certain markets as a result of competitive pricing pressure, delays in the startup of several large projects and costs incurred to open new branch offices.

Corporate costs rose to $12.5 million from $9.0 million in fiscal 2005. Professional fees (legal, audit and Sarbanes-Oxley consulting) were significantly higher than the previous year. In addition, the Company recorded $1.4 million of stock option expense during the year, an increase of $0.8 million relative to the prior year.

Results of operations - year ended March 31, 2005
FirstService reported revenues from continuing operations of $651.4 million for the year, an increase of 48% relative to the prior year. The increase was comprised of internal growth of 10%, acquisitions of 37% and the impact of foreign exchange of 1%.

Operating earnings increased 28% relative to the prior year, to $35.3 million. EBITDA increased 56% to $56.4 million. The gap between operating earnings growth relative to revenue and EBITDA growth is primarily the result of rapid amortization of brokerage backlog intangibles related to the CMN International Inc. (“CMN”) acquisition, which had a significant impact on the first year after acquisition.

Depreciation and amortization expense was $21.1 million relative to $8.6 million in the prior year. With regard to the CMN acquisition, we recorded a short-lived intangible asset relating to the backlog of pending brokerage transactions that existed at the acquisition date. The intangible is being amortized to coincide with the expected completion dates of the underlying brokerage transactions. Brokerage backlog amortization expense recorded during the four month period from the acquisition date to March 31, 2005 was $8.7 million. The balance of the increase in depreciation and amortization is the result of amortization of other intangible assets recognized upon acquisitions during the past two years, as well as increases in fixed assets resulting from capital expenditures and acquisitions.

Interest expense increased to $7.2 million from $4.1 million in the prior year. Our weighted average interest rate increased to approximately 6.2% versus 5.2% in the prior year as our predominately floating rate structure was impacted by an increase in market-based interest rates during the year. Our indebtedness also increased substantially during the year due to the financing of the CMN acquisition. In December 2004, we cancelled an interest rate swap on a notional principal of $30 million of our 6.40% Notes at a cost of nil. The balance of our debt was at floating rates as of March 31, 2005.

Our consolidated income tax rate for fiscal 2005 was 25%, reflecting the benefit of a $1.1 million reduction in tax liability related to completion of tax reviews for other years. The prior year’s tax rate was 29%. We continue to benefit from the cross-border tax structures first implemented in fiscal 2000.

Net earnings from continuing operations was $15.4 million, an increase of 5% relative to fiscal 2004. Adjusting for the after-tax impact of the short-term brokerage backlog amortization related to the CMN acquisition, net earnings from continuing operations would have been $5.6 million higher, or $21.0 million, for an increase of 44%. All of the Company’s continuing operations contributed strongly to the increase in net earnings.

We reported a $1.2 million net gain on the sale of three discontinued operations. Discontinued operations, other than the gain on sale, reported net earnings of $6.6 million, comprised of Resolve net earnings of $7.2 million and a net loss of $0.6 million at three other smaller operations. Prior year discontinued operations net earnings were $4.4 million, comprised of Resolve net earnings of $5.0 million and a net loss of $0.6 million at the three other operations. The increase in Resolve’s net earnings was attributable to a gain on the settlement of a long term contract during the fourth quarter of fiscal 2005.

The Property Improvement Services operations reported revenues of $111.8 million, an increase of 25% versus the prior year, excluding discontinued operations. Of the increase, 14% was attributable to internal growth and 11% to acquisitions. EBITDA for the year was $19.9 million, 33% higher than the prior year, and the EBITDA margin increased 110 basis points to 17.8%. Solid results were generated at all of our major franchise systems, including California Closets, Paul Davis Restoration, Pillar to Post Home Inspections, CertaPro Painters, and College Pro Painters.

The Commercial Real Estate Services segment, comprised of CMN, reported revenues of $120.5 million during the four months it was owned by us in fiscal 2005. CMN has benefited from strong market conditions in the regions in which it operates and has performed beyond our expectations to date. However, due to the nature of economic cycles and the relatively lower proportion of recurring revenues in this segment relative to our other segments, we believe this operation will experience greater volatility in earnings than our four other service lines. EBITDA was $11.1 million for the four month period, at a margin of 9.2%, which reflected the positive impact of December peak period brokerage volumes. The fourth quarter was impacted by the January to March seasonal low for brokerage activity, resulting in a margin for the quarter of 0.6%.

In Residential Property Management, excluding discontinued operations, revenues increased 20% to $275.2 million. After considering the 10% impact of acquisitions, internal growth was 10% and was attributable to core management contract wins and an increase in ancillary service revenues.

Residential Property Management reported EBITDA of $24.1 million or 8.8% of revenues, up from $19.7 million or 8.6% of revenues in the prior year. The increase in margin was attributed primarily to higher productivity, in part due to increased service requirements arising from the severe weather conditions in South Florida experienced in August and September 2004, an increase in higher margin ancillary services, and the favorable impact of acquisitions.

Integrated Security Services revenues were $143.2 million, an increase of 17% relative to the prior year. Seven percent of the increase was attributable to internal growth while 6% was from an acquisition completed in February 2004 and 4% was attributable to foreign exchange on Canadian operations. Segment EBITDA was $10.3 million, or 7.2% of revenues, a 30 basis point improvement relative to the prior year and due primarily to a greater mix of higher margin systems integration services revenues.

Corporate costs rose to $9.0 million from $6.9 million in fiscal 2004. Performance based executive compensation expense increased $1.3 million relative to the prior year. Professional fees (legal, audit and Sarbanes-Oxley consulting) were higher than the previous year. In addition, the Company recorded $0.6 million of stock option expense during the year, an increase of $0.3 million relative to the prior year.

Selected annual information - last five fiscal years
(in thousands of US$, except per share amounts)

Year ended March 31	2006	2005	2004	2003	2002
OPERATIONS
Revenues	$1,068,134	$651,376	$441,333	$382,302	$356,995
Operating earnings	65,226	35,306	27,633	23,278	25,859
Net earnings from continuing operations	28,034	15,390	14,649	11,446	11,066
Net earnings from discontinued operations, net of income taxes	41,463	7,817	4,375	6,994	5,963
Net earnings	69,497	23,207	19,024	18,440	17,029

FINANCIAL POSITION
Total assets	$711,004	$626,728	$437,553	$389,031	$365,929
Long-term debt	248,686	220,015	163,888	164,919	165,611
Shareholders’ equity	237,752	185,871	155,101	123,406	99,221
Book value per share	7.91	6.15	5.26	4.36	3.60

OTHER DATA
EBITDA	$88,804	$56,413	$36,219	30,815	32,727
Diluted earnings per share from continuing operations adjusted for brokerage backlog amortization	1.01	0.67	0.50	0.40	0.38

SHARE DATA
Net earnings per share
Basic
Continuing operations	$0.93	$0.52	$0.51	$0.41	$0.41
Discontinued operations	1.37	0.26	0.16	0.25	0.22
	2.30	0.78	0.67	0.66	0.63
Diluted
Continuing operations	0.87	0.49	0.50	0.40	0.38
Discontinued operations	1.34	0.25	0.15	0.24	0.20
	2.21	0.74	0.65	0.64	0.58
Weighted average shares (thousands)
Basic	30,171	29,777	28,570	27,842	27,130
Diluted	30,896	30,467	29,192	28,995	29,200
Cash dividends per share	-	-	-	-	-

Quarterly results - fiscal years ended March 31, 2006 and 2005
(in thousands of US$, except per share amounts)

Period	Q1	Q2	Q3	Q4	Year

FISCAL 2006
Revenues	$251,216	$272,320	$296,651	$247,947	$1,068,134
Operating earnings	24,903	24,430	12,930	2,963	65,226
Net earnings from continuing operations	10,964	11,228	5,371	471	28,034
Net earnings from discontinued operations	156	2,564	2,782	35,961	41,463
Net earnings	11,120	13,792	8,153	36,432	69,497
Net earnings per share:
Basic	0.37	0.46	0.27	1.21	2.30
Diluted	0.35	0.44	0.26	1.18	2.21

FISCAL 2005
Revenues	$131,623	$142,717	$176,926	$200,110	$651,376
Operating earnings (loss)	12,416	15,384	10,344	(2,838)	35,306
Net earnings (loss) from continuing operations	6,536	8,462	3,266	(2,874)	15,390
Net earnings from discontinued operations	2,856	1,066	1,676	2,219	7,817
Net earnings (loss)	9,392	9,528	4,942	(655)	23,207
Net earnings (loss) per share:
Basic	0.32	0.32	0.17	(0.02)	0.78
Diluted	0.31	0.32	0.16	(0.04)	0.74

OTHER DATA
EBITDA - Fiscal 2006	29,343	28,679	20,663	10,119	88,804
EBITDA - Fiscal 2005	14,757	17,955	18,364	5,337	56,413

Seasonality and quarterly fluctuations
Certain segments of the Company’s operations are subject to seasonal variations. The demand for exterior painting (Property Improvement Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 9% of consolidated revenues.

The Commercial Real Estate Services operation generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 30% of consolidated revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions, which alter the consolidated service mix.

Liquidity and capital resources
The Company generated cash flow from operating activities totaling $59.3 million for fiscal 2006, an increase of 63% relative to the prior year, similar to the increase in earnings. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at March 31, 2006 was $80.7 million, down from $182.3 million at March 31, 2005. Net indebtedness is calculated as the current and non-current portion of long-term debt adjusted for interest rate swaps less cash and cash equivalents. The disposal of Resolve was the primary driver for the decrease in net indebtedness.

We are in compliance with the covenants required of our financing agreements as at March 31, 2006 and, based on our outlook for fiscal 2007, we expect to remain in compliance with such covenants. We had $104.8 million of available revolving credit as of March 31, 2006.

On April 1, 2005, we entered into an amended and restated credit agreement with a syndicate of banks to provide a $110 million committed senior revolving credit facility with a three year term to replace the existing $90 million facility. The amended revolving credit facility bears interest at 1.00% to 2.25% over floating reference rates, depending on the ratio of our net debt to adjusted EBITDA. The covenants remained substantially unchanged relative to the prior credit agreement.

Also on April 1, 2005, we completed a private placement of $100 million of 5.44% Senior Notes with a group of US institutional investors. These Senior Notes have a final maturity of April 1, 2015 with five equal annual principal repayments beginning on April 1, 2011. The proceeds of the private placement were used to fully repay outstanding balances on the revolving credit facility.

During fiscal 2006, we cancelled interest rate swaps on $105.7 million of principal of Senior Notes for a net gain of $0.1 million. As of March 31 2006, substantially all of our debt is at a weighted average fixed interest rate of 6.6%.

During the second half of fiscal 2006, we founded Colliers International Mortgage Corp., a commercial mortgage backed securities conduit business (“Colliers Mortgage”) within our Commercial Real Estate Services operations. Colliers Mortgage intends to originate commercial mortgage loans in the $0.5 to $25 million range and then promptly sell pools of these loans to third parties. Under its financing agreements, the Company is permitted to have outstanding a maximum of $20 million of mortgage loans receivable. To facilitate higher loan volumes, we have arranged for a third party financing provider to fund a significant portion of each loan. Immediately before selling pools of mortgages, Colliers Mortgage has the option to acquire the financing provider’s portion of the loans. As of March 31, 2006, we had C$8.0 million (US$6.9 million) of mortgage loans receivable and a right to purchase C$32.1 million (US$27.5 million) of mortgages from our financing provider.

Capital expenditures for the year were $18.8 million. Significant purchases included production equipment at several California Closets branchises and leasehold improvements at several locations in our Commercial Real Estate and Residential Property Management segments.

When making acquisitions, we generally purchase executive life insurance policies on the principal managers of the acquired businesses. We believe this practice mitigates risk on acquisitions. At March 31, 2006, the Company had twenty such life insurance policies in force.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $8.6 million as at March 31, 2006 ($14.2 million as at March 31, 2005). The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is determined to be beyond a reasonable doubt. The contingent consideration is based on achieving specified earnings levels, and is issued or issuable at the end of the contingency period. When the contingencies are resolved and additional consideration is distributable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In certain cases, our subsidiaries have issued options to purchase shares of subsidiaries to operating managers. The subsidiary stock options are accounted for in the same manner as stock options of the Company. In addition, the numerators for our diluted earnings per share calculations are adjusted to account for potential dilution from stock options in subsidiaries.

When stock options are exercised, the minority shareholders become party to shareholders’ agreements as described below.

All minority shareholders of our subsidiaries are party to shareholders’ agreements. These agreements allow us to “call” the minority position for a formula price, which is usually equal to a multiple of trailing two-year average earnings. Minority owners may also “put” their interest to the Company at the same price, with certain limitations. The total value of the minority shareholders’ interests, as calculated in accordance with the shareholders’ agreements, was approximately $79 million at March 31, 2006 (March 31, 2005 - $70 million). The purchase price of minority interests may, at our option, be paid primarily in Subordinate Voting Shares of FirstService. While it is not our intention to acquire outstanding minority interests, this step may materially increase net earnings. On an annual basis, we estimate the impact of the acquisition of all minority interests with cash would increase interest expense by $5.3 million, increase amortization expense by $7.5 million, reduce income taxes by $4.9 million and reduce minority interest share of earnings by $11.9 million, resulting in an approximate increase to net earnings of $4.0 million, all relative to the amounts reported for the year ended March 31, 2006.

The following table summarizes our contractual obligations as at March 31, 2006:

Contractual obligations	Payments due by period
(In thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$243,362	$16,802	$32,496	$29,627	$164,437
Capital lease obligations	5,324	1,844	2,691	789	-
Operating leases	110,010	24,228	37,319	24,446	24,017
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$358,696	$42,874	$72,506	$54,862	$188,454

At March 31, 2006, we had commercial commitments totaling $5.2 million comprised of letters of credit outstanding due to expire within one year.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

Discussion of critical accounting estimates
Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified five critical accounting estimates: goodwill impairment testing, acquisition purchase price allocations, amortization of intangible assets, accounts receivable allowances and accounting for income taxes.

Annual goodwill impairment testing requires judgment on the part of management. Goodwill impairment testing involves making estimates concerning the fair value of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. Estimates of fair value can be impacted by sudden changes in the business environment or prolonged economic downturns, and therefore require significant management judgment in their determination.

Acquisition purchase price allocations require use of estimates and judgment on the part of management, especially in the determination of intangible assets acquired relative to the amount that is classified as goodwill. For example, if different assumptions were used regarding the profitability and expected lives of acquired customer contracts and relationships, different amounts of intangible assets and related amortization could be reported.

Amortization of intangible assets requires management to make estimates of useful lives and to select methods of amortization. Useful lives and methods of amortization are determined at the time assets are initially acquired, and then are reevaluated each reporting period. Significant judgment is required to determine whether events and circumstances warrant a revision to remaining periods of amortization. Changes to estimated useful lives and methods of amortization could result in increases or decreases in amortization expense. A 10% reduction to the weighted average useful life of intangible assets, other than short-lived brokerage backlog amortization, would result in an increase to annual amortization expense of $0.4 million.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance would increase bad debt expense by $0.8 million.

Income taxes are calculated based on the expected treatment of transactions recorded in the consolidated financial statements. The benefits of certain net operating loss carry-forwards, which have been recognized in the financial statements, require significant management judgment regarding future realization. In determining current and deferred components of income taxes, we interpret tax legislation and make assumptions about the timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Transactions with related parties
Please refer to note 18 to the consolidated financial statements for information regarding transactions with related parties.

Impact of recently issued accounting standards
SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”) was issued in December 2004. The standard eliminates the ability to account for share-based compensation transactions under APB 25 and requires that share-based compensation transactions, including grants of employee stock options, be accounted for using a fair value based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive the compensation.

The Company adopted the fair value based method of accounting for stock based employee compensation effective April 1, 2003. The Company adopted SFAS 123R on April 1, 2006 under the modified prospective application. Upon adoption of SFAS 123R, the Company changed its approach to accounting for stock options issued by subsidiaries of the Company to subsidiary employees, where the employees have the ability to elect to receive cash payments upon exercise. Previously, these options were recorded as liabilities at their intrinsic value. Under SFAS 123R, these options are classified as liability-classed awards with the fair value of the option, as determined using generally accepted stock option valuation methods, recorded as liabilities. This change resulted in the recognition of a cumulative effect of an accounting policy charge of $1,010 on April 1, 2006.

SFAS No. 154, Accounting for Changes and Error Corrections a replacement of APB Opinion No. 20 and SFAS No. 3 (“SFAS 154”) was issued in May 2005 and is effective for the Company’s fiscal year beginning April 1, 2006. SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principles.

SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140 (“SFAS 156”) was issued in March 2006. The standard amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The standard is effective for the Company’s fiscal year beginning April 1, 2007. The Company is currently evaluating the effect of SFAS 156 on the Company’s results of operations and financial condition.

Outstanding share data
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 28,790,094 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and no preference shares. In addition, as at the date hereof, 1,656,350 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Disclosure controls and procedures
As of March 31, 2006, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of March 31, 2006, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the company files and submits under applicable Canadian and US securities laws is recorded, processed, summarized and reported as and when required.

Additional information
Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR web site at www.sedar.com.

Forward-looking statements
This management discussion and analysis report contains or incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend that such forward-looking statements be subject to the safe harbors created by such legislation. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company’s plans, goals and objectives. Such statements are generally accompanied by words such as “intend”, “anticipate”, “believe”, “estimate”, “expect” or similar statements. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are:

•	Economic conditions, especially as they relate to consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.

•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in the Canadian dollar foreign exchange rate in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance.